EXHIBIT 99.17
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                           VIKING ENERGY ROYALTY TRUST
     FIRST QUARTER INTERIM REPORT, FOR THE THREE MONTHS ENDED MARCH 31, 2003



MANAGEMENT DISCUSSION AND ANALYSIS

Management's discussion and analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2003 and the audited consolidated financial statements and MD&A for the year ended December 31, 2002.

Increased production levels combined with high commodity prices produced record quarterly financial results for the Trust. The surge in oil and natural gas prices has seen the Trust benefit from record cash flow for the quarter. Viking generated cash available for distribution of $28.3 million or $0.44 per unit, compared with cash available of $14.2 million or $0.27 per unit in the first quarter of 2002. Distributions to Unitholders by the Trust were $21.8 million or $0.34 per unit, an increase of 26% on a per unit basis when compared with $0.27 per unit in the same period last year. The excess cash available of $6.5 million funded the capital expenditures of $3.8 million in the first quarter and the balance was used to reduce debt.

PRODUCTION

Daily production was 14,987 BOE in the first quarter this year, 21% higher than the first quarter of 2002. This is a result of the KeyWest production, which was included for 34 days in the first quarter. The KeyWest assets oil to gas weighting is 75% oil and liquids and 25% natural gas; therefore the majority of this increase was oil production from the KeyWest properties. On an ongoing basis, the Trust's production mix is forecast to be 65% oil and liquids and 35% natural gas.

Gas volumes increased in the first quarter by 12% over the same period in 2002, most of which is attributable to the KeyWest acquisition. In the quarter, the Trust completed and tied-in a successful 30-well natural gas in-fill drilling program in the Channel Lake area of Alberta. The full benefit of this program is expected to be seen in the second quarter of 2003.

REVENUE AND PRICES

Oil prices soared during the quarter due to the Iraq situation and the uncertainty of its impact on interruptions to the world oil supply. Since KeyWest was oil weighted, the Trust was well positioned to take advantage of the strong price environment. West Texas Intermediate (WTI) oil prices for the quarter averaged US$33.86 per barrel, up 60% from the same period in 2002 and peaking in February at US$35.73 per bbl. Partially offsetting this increase was a drop in the value of the US dollar compared to the Canadian dollar, losing nearly three cents in the first quarter. A stronger Canadian dollar will result in lower wellhead prices for oil. Viking's wellhead price for the quarter was $44.78 per barrel for Viking, a 56% increase over the same period in 2002. Viking oil sales netbacks were strong as the differential to Edmonton par narrowed to approximately 90% in the first quarter. It is expected this differential will widen to more historical levels of approximately 87% in the second quarter.

With the uncertainty in Iraq being settled quickly, the WTI oil price has moved down to a range of US$25-28 per barrel. With the lower demand shoulder season upon us, the Trust expects this range to be reasonable for the second quarter. However, an ongoing volatile political climate and lower inventory levels should continue to support the oil price in the near future.

Natural gas prices received by the Trust, before hedging, have risen by 151% to $7.97 per Mcf compared with $3.18 per Mcf last year. The AECO average daily spot price for April was $6.78 per Mcf, down from an average of $8.96 per Mcf in February, reflecting the change in seasonal demand. Going forward, the impact of historically low storage levels and declining industry production levels makes the outlook for gas prices very positive for the balance of 2003, well ahead of our forecast.

The operating netback in the first quarter was a very strong $24.27 per BOE, an increase of $9.43 per BOE or 64% over last year, and was driven by the high commodity prices. Sales revenue per BOE, including hedging, increased by $13.55 per BOE or 51% compared to the first quarter of 2002. The overall price gain, before hedging, of $20.37 per BOE in the first


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quarter of 2003 was reduced by hedging losses of $5.63 per BOE. This compares to a hedging gain of $1.19 per BOE in 2002.

OPERATING AND INVESTOR NETBACKS

INVESTOR NETBACK PER BOE                YTD 2003      YTD 2002     % change
--------------------------------------------------------------------------------
Sales                                    $ 40.06       $ 26.51          51%
Royalties & Taxes                           7.39          3.34         121%
Operating Expenses                          8.20          8.13           1%
Abandonment reserve                         0.20          0.20           0%
--------------------------------------------------------------------------------
OPERATING NETBACK                          24.27         14.84          64%
--------------------------------------------------------------------------------
G &A                                        1.33          0.91          46%
Management Fees                               --          0.55       (100%)
Convertible Debenture Interest              1.22            --         100%
Interest Expense                            0.81          0.70          16%
--------------------------------------------------------------------------------
INVESTOR NETBACK                         $ 20.91       $ 12.68          65%
================================================================================


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ROYALTIES AND TAXES

Royalties and taxes of $7.39 per BOE, up 121% over last year, are driven by the increase in commodity prices and the higher freehold royalty properties acquired with KeyWest. KeyWest's average royalty rate was 21% in 2002, therefore Viking's royalty rate is expected to rise to just over 17% of gross revenue, before any hedging impact, which compares to its historical rate of just under 14%.

OPERATING EXPENSES

Operating costs on a BOE basis in 2003 have remained stable at $8.20 compared to the first quarter of 2002. This was expected as the operating environment was similar to that in 2002, and although the KeyWest assets have a lower overall operating cost per BOE the benefit has only been recognized for one month in this quarter. Power costs are a major factor in the Viking's operating expenses, particularly at Bellshill where power costs were higher than forecast in the first quarter due to their strong correlation to natural gas prices. The recent softening in natural gas prices is being reflected in lower electrical costs, and this combined with the lower cost structure assets of KeyWest will result in overall lower per BOE operating expenses going forward.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative ("G&A") costs have increased by 46% per BOE to $1.33 per BOE in 2003 compared to the same period in 2002. The main reason is due to an increase in staff and lower production for January and February, with the increase from the KeyWest acquisition not seen until March. In addition, the contingent consideration of Trust Units to be issued as part of the internalization transaction contributes $0.08 per BOE of the $0.42 per BOE increase. The increase in G&A is more than offset by the elimination of the management fee due to the internalization of the manager, which resulted in a savings of approximately $0.81 per BOE for the first quarter of 2003. G&A expenses are expected to decrease on a per BOE basis over the year as a result of the added production from the KeyWest acquisition.

INTEREST EXPENSE

Interest expense for the quarter was $0.81 per BOE compared to $0.70 per BOE for the same period in 2002. Relative to the debt outstanding at the beginning and ending of the first quarter 2003, the expense appears lower than expected given an average increase in base borrowing rates from 3.8% in 2002 to 4.6% in 2003. This is due to the reduction of the Trust's debt burden for nearly half of the first quarter by the $71.6 million in net proceeds from the issuance of the Convertible Debentures until the acquisition of KeyWest was completed at the end of February. The completion of the KeyWest acquisition led to an increase in Viking's credit facilities to a total borrowing limit of $225 million, up from $140 million at year end. As at March 31, 2003 the Trust had increased its total bank borrowings by $78.9 million to $171.6 million, which is primarily the assumed debt of KeyWest.

Overall, investor netback per BOE for the first quarter of 2003 was the highest in Viking's history, driven primarily by the increase in sales netbacks, further bolstered by the elimination of the management fee due to the internalization of management, and partially offset by higher royalties and interest payments to Debentureholders.

FUTURE INCOME TAXES AND GOODWILL

The allocation of the purchase price for the acquisition of KeyWest has resulted in an increase in the future income tax liability of the Trust and an amount attributed to goodwill. The future income tax balance is determined as the amount calculated to be payable based on today's tax rate multiplied by difference between the fair value of the capital assets and the tax pools estimated as at the acquisition date. This future income tax amount when added to the purchase price is greater than the fair value and results in the recording of goodwill on the balance sheet. It is not expected that the future income tax liability will be paid by the Trust since all taxable income is distributed to Unitholders. Management will continue its review of the assets and liabilities acquired in the KeyWest acquisition, which may provide for minor changes in the allocation of the purchase price.

CAPITAL EXPENDITURES

Total capital expenditures for development were $3.8 million for the first quarter of 2003 compared to $9.2 million in 2002. In 2003, a successful 30-well in-fill gas drilling program in Channel Lake was completed at a cost of approximately $1.5 million net to the Trust. The balance of the first quarter expenditures related to the Tweedie drilling program of 29


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gas wells, which will be tied in and brought on production throughout the second quarter. The Trust's entire capital budget for the year of $25 million is focused on stabilizing the natural decline on existing properties. Currently $14 million has been committed to an active second and third quarter program, which will begin in late May, after spring break-up.

RISK MANAGEMENT-HEDGING PROGRAM

Viking has always had a very active hedging program aimed at stabilizing distributions by establishing support levels for commodity prices at or above the Trust's forecasts. This has been particularly important in the current volatile market, which has been more affected by political events than actual fundamentals. Details of the Trust's hedges are in the notes to the interim consolidated financial statements. During the three months ended March 31, 2003, due to the robust commodity prices, the Trust realized hedging losses of $7.6 million (2002-gain of $2.1 million) on its commodity hedges and a gain of $0.2 million (2002-loss of $0.1 million) on its power hedge. Commodity gains or losses are reported as revenue and power hedge gains or losses are reported as part of the Viking's field operating expenses.

The Trust's stated policy is to protect up to a maximum 50% of forecast production. Currently the Trust has protected oil prices at a base of US$25.00 per barrel (Cdn$35.50) and Cdn$5.50 per Mcf for natural gas. However, the Trust may hedge a portion greater than 50% if management, with the approval of the board of directors, considers the environment too volatile to provide predictability and sustainability in the determination of future distributions. For the balance of 2003, the Trust has hedged 5,662 barrels per day, approximately 43% of its current oil production, using collars with an average Canadian floor price of $30.45 per barrel and an average Canadian ceiling price of $40.34 per barrel. Additionally, Viking has hedged 500 barrels per day of oil, or approximately 4% of its current oil production, at an average Canadian price of $37.80 per barrel. The Trust has also hedged an average of 11.1 MMcf per day or 27% of its natural gas production at an average Canadian price of $5.77 per Mcf. A further 9.8 MMcf per day of gas, or 24% of current production, is protected through collars with an average Canadian floor price of $4.55 per Mcf and an average ceiling price of $7.22 for the balance of 2003. For 2004, the Trust has less than 10% of its production hedged.

SUBSEQUENT EVENTS

On May 15, 2003, Viking acquired a package of oil and gas producing properties for an aggregate acquisition cost to Viking of $24 million subject to final adjustments.

The acquired properties are located approximately 60 kilometres northwest of Edmonton, Alberta and consist of both oil and natural gas properties with operated production from multiple zones, established processing infrastructure and a number of anticipated development opportunities. Viking will have an average 45% interest in 31 producing wells, of which 12 (5.8 net) are oil wells and 19 (8.3 net) are natural gas wells. The principal producing property, which Viking will operate is the Alexis Unit with production primarily from the Banff pool. In addition, Viking will have a 30% interest in 60,858 gross acres (47,965 net) of undeveloped land.

Viking currently estimates its share of production from the acquisition will be approximately 700 to 750 BOE/d, of which approximately 65% (or 3 MMcf/d) is comprised of natural gas. In addition, three natural gas wells have been recently drilled in the Lea Park gas play and are expected to be tied-in by the end of May. Viking anticipates that these additional natural gas wells will initially increase production by approximately 1.5 MMcf/d or 250 BOE/d of natural gas net to Viking.

An independent engineering evaluation of these properties effective May 1, 2003 has assigned total established reserves of 2.5 million BOE comprised of 6.4 Bcf of natural gas and 1.4 mmbbls of oil and NGLs.

On May 29, 2003, the Trust will issue 8.0 million Trust Units, completed for net proceeds of $47.6 million on a bought deal basis pursuant to a prospectus dated May 21, 2003. The proceeds will be used to repay debt incurred to finance the property acquisition and to reduce general bank indebtedness. This leaves the Trust with a strong balance sheet to fund the Trust's planned 2003 capital development program. With the completion of this equity financing, the Trust's bank debt will be a very manageable 1.3 times cash flow.


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GOING FORWARD

The Trust has declared distributions of $0.12 per Unit to Unitholders of record for the months of April and May 2003. The April distribution was paid on May 15, 2003 and the May distribution will be paid on June 16, 2003, bringing 2003 year-to-date distributions to $0.58 per Unit. In these uncertain times, Viking is focused on projects that provide sustainable cash flows, supported by steady production and price protection through active hedging. With the internalization of its management and the acquisition of KeyWest completed, management of the Trust is focused on exploiting its existing property base to continue to achieve maximum Unitholder value. With the growth and opportunities from its acquisitions, strong commodity prices and a sound balance sheet through its prudent use of leverage, Viking remains committed to its goal of managing the Trust for long-term returns.


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